EXHIBIT 99.1

Valour Inc. Launches Constant Leveraged Bitcoin and Ethereum ETPs on Spotlight Stock Market

•	New leveraged ETPs on Spotlight (SEK): Bull Bitcoin X2 Valour and Bull Ethereum X2 Valour deliver 2x daily exposure to BTC and ETH in a regulated, exchange-traded format (no wallets or margin; 1.9% management fee).
•	Designed for familiar Nordic workflows: Built for investors who want amplified exposure without digital wallets or margin accounts, leveraging the region's long standing familiarity with Bull and Bear style products.
•	Expanding beyond spot products: Strengthens Valour's product breadth with structured and enhanced exposure offerings that complement its diversified lineup across next generation crypto themes.

TORONTO, Dec. 17, 2025 /CNW/ - (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has launched two new leveraged ETPs on the Spotlight Stock Market in Sweden:

•	Bull Bitcoin X2 Valour (ISIN: CH1108679809)
•	Bull Ethereum X2 Valour (ISIN: CH1108679825)

These new products offer 2x leveraged daily exposure to the world's two most prominent digital assets, allowing investors to amplify their exposure using regulated, exchange-traded vehicles without the need to manage digital wallets or margin accounts. Each product carries a 1.9% management fee and is accessible through traditional investment platforms.

Broadening Access to Enhanced Digital Asset Exposure

The launch of constant leverage certificates on Bitcoin and Ethereum represents another step in Valour's mission to make digital assets more accessible, transparent, and user-friendly for both retail and institutional investors. These offerings are designed for those who seek additional exposure to Bitcoin and Ethereum's price movements while maintaining the safeguards and familiarity of traditional financial infrastructure.

Elaine Buehler, Head of Products at Valour, commented:

"Bitcoin and Ethereum continue to be the most widely followed and held digital assets globally. By launching 2x ETPs, we're expanding the range of investment choices available to our clients, allowing for enhanced exposure within a secure, regulated format."

Johanna Belitz, Head of Nordics at Valour, added:

"Constant daily leverage certificates, also known as Bull and Bear-certificates, have long been a part of the Nordic investment landscape. Many Nordic investors are already familiar with how these leveraged products function and what it takes to use them effectively. That foundation makes it easier to understand and engage with Valour's new Bull-certificates - especially with Bitcoin and Ethereum as the underlying assets."

Johan Wattenström, Chief Executive Officer of DeFi Technologies, said:

"Leveraged ETPs are a natural extension of Valour's platform as we expand beyond spot exposure and give investors more ways to express conviction through regulated, exchange traded products. In markets like the Nordics, where investors are already familiar with Bull and Bear structures, these launches broaden our toolkit and strengthen our ability to meet demand across different risk and return profiles while staying inside traditional brokerage rails."

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Bull Bitcoin X2 Valour, Bull Ethereum X2 Valour; the development of the Bitcoin and Ethereum blockchains; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 11:42e 17-DEC-25